UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                         ALLEGHENY TELEDYNE INCORPORATED
       -----------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.10 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                  017415 10 0
                       -----------------------------------
                                 (CUSIP Number)

            Jon D. Walton, Esq., Vice President-General Counsel and
                  Secretary, Allegheny Teledyne Incorporated
         1000 Six PPG Place, Pittsburgh, PA 15222-5479   (412) 394-2836
       -----------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 12, 1997
             -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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


1.  NAME OF REPORTING PERSON     Richard P. Simmons
                            ------------------------------------
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                     (b) [ ]

3.  SEC USE ONLY




4.  SOURCE OF FUNDS     N/A
                            ---

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                             ------

       NUMBER OF        7.  SOLE VOTING POWER             16,283,397
        SHARES
      BENEFICIALLY      8.  SHARED VOTING POWER                    0
       OWNED BY
         EACH           9.  SOLE DISPOSITIVE POWER         8,157,005
     REPORTING
     PERSON WITH   10.  SHARED DISPOSITIVE POWER                   0


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          16,283,397
                                                          ----------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                          [X]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          9.3%
                                                                   ---

14.   TYPE OF REPORTING PERSON     IN
                                   --




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


1.  NAME OF REPORTING PERSON     Dorothy P. Simmons
                                 ------------------
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                    (b) [ ]

3.  SEC USE ONLY




4.  SOURCE OF FUNDS    N/A
                       ---


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                             ------


       NUMBER OF        7.  SOLE VOTING POWER                      0
        SHARES
      BENEFICIALLY      8.  SHARED VOTING POWER                    0
       OWNED BY
         EACH           9.  SOLE DISPOSITIVE POWER         8,126,392
     REPORTING
     PERSON WITH   10.  SHARED DISPOSITIVE POWER                   0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            8,126,392
                                                           ----------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     4.7%
                                                             ---

14.   TYPE OF REPORTING PERSON     IN
                                   --



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



The statement on Schedule 13D dated August 21, 1996, filed by Richard P. Simmons ("Mr. Simmons") and Dorothy P. Simmons ("Mrs. Simmons")(together, the "Reporting Persons"), is hereby amended in its entirety to read as follows.

Item 1.  Security and Issuer.

            This Statement relates to the Common Stock, par value $0.10 per share ("ATI Common Stock"), of Allegheny Teledyne Incorporated, a Delaware corporation (the "Company" or "ATI"). The principal executive offices of the Company are located at 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479.


Item 2.  Identity and Background.

            This Statement is being filed by Richard P. Simmons and Dorothy P. Simmons, whose address is c/o Richard P. Simmons, 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479. Mr. Simmons is the Chairman, President, and Chief Executive Officer of ATI at the address reported in Item 1.

            During the five years immediately prior to the date of this Statement, neither of the Reporting Persons has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

            Both of the Reporting Persons are citizens of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

            The "Combination," as defined in the Agreement and Plan of Merger and Combination filed as an exhibit hereto (the "Combination Agreement"), occurred on August 15, 1996. At the effective time of the Combination (the "Effective Time"), each outstanding share of the common stock of Allegheny Ludlum Corporation ("ALC"), par value $0.10 share ("ALC Common Stock"), was converted into the right to receive one share of ATI Common Stock. At the Effective Time, the Reporting Persons owned in the aggregate 16,307,113 shares of ALC Common Stock and, accordingly, became entitled to receive an aggregate of 16,307,113 shares of ATI Common Stock as a result of the occurrence of the Combination. The Reporting Persons had previously reported their



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

ownership of the shares of ALC Common Stock referred to above on a Schedule 13D dated July 14, 1988, as amended.

            See Item 5(c).


Item 4.  Purpose of Transaction.

            See Items 3 and 5(c).

            Each of the Reporting Persons holds the securities reported in Item 5(a) for personal estate planning and investment purposes. Each of the Reporting Persons, as an ATI stockholder, will periodically review and evaluate the market for ATI Common Stock, the Company's business, prospects and financial condition, general economic conditions, other opportunities available to each of the Reporting Persons, and each of the Reporting Persons' personal financial and estate planning requirements. On the basis of such periodic reviews and evaluations, one or both of the Reporting Persons may determine to decrease his, her or their investment in ATI Common Stock through sales in the open market, gifts or otherwise.

            In the performance of his duties as Chairman, President and Chief Executive Officer of the Company, Mr. Simmons expects to have continually under consideration various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Any such plans or proposals, however, would be subject to consideration and approval by the Board of Directors of the Company.


Item 5.  Interest in Securities of the Issuer.

            (a)-(b) At the date of this Statement, 16,283,397 shares of ATI Common Stock in the aggregate are beneficially owned by Mr. Simmons and Mrs. Simmons, representing approximately 9.3% of the total number of the issued and outstanding shares of ATI Common Stock (based on information contained in the Form 10-Q Quarterly Report of ATI for the quarterly period ended September 30,
1996). Of such 16,283,397 shares, following the transactions described in paragraph (c) of this Item 5 Mr. Simmons has sole voting power with respect to all of such shares (approximately 9.3% of the outstanding shares) and sole dispositive power with respect to 8,157,005 shares (approximately 4.7% of the outstanding shares), including 855 shares which he has the right to acquire pursuant to an option as described below; and Mrs. Simmons has sole voting power with respect to no shares and sole dispositive power with respect to 8,126,392 shares (approximately 4.7% of the outstanding shares).




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


            Included in the shares of ATI Common Stock over which Mr. Simmons has sole voting and dispositive power are 29,757 shares (the "RSP Shares") that had been credited to Mr. Simmons's account in the Allegheny Ludlum Retirement Savings Plan (the "Plan") as of December 31, 1996. Mr. Simmons has sole voting and investment power with respect to the RSP Shares, subject to certain limitations on his investment power under the terms of the Plan.

            Also included are 855 shares that are issuable upon exercise of a stock option granted to Mr. Simmons pursuant to the Allegheny Teledyne Incorporated 1996 Non-Employee Director Stock Compensation Plan. The option is exercisable within 60 days after the date of this Statement.

            At the date of this Statement, the R. P. Simmons Family Foundation (the "Foundation") holds 140,500 shares of ATI Common Stock as a result of the Combination, representing less than one percent of the issued and outstanding shares of ATI Common Stock. Such shares have not been included elsewhere in this Statement. The Trust Agreement by which the Foundation was created is irrevocable and provides in relevant part that the entire principal of and income from the assets of the Foundation may be expended only for the use of such charitable organizations as are described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code") and which are entitled to exemption from federal income tax under Section 501(a) of the Code, and no part thereof may be paid to or inure to the benefit of Mr. Simmons, any member of his family or any other private shareholder or individual. Although Mr. Simmons, as trustee of the Foundation, has the sole power to vote and direct the disposition of such shares, he disclaims any beneficial ownership of such shares. The filing of this Statement shall not be construed as an admission that Mr. Simmons is the beneficial owner of any of such shares for the purpose of Section 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose whatsoever. The Foundation may make sales of certain of the shares reported in this paragraph from time to time to provide funds for the Foundation's charitable purposes and for the purpose of diversifying the Foundation's assets.

            (c) On March 12,  1997,  the  Reporting  Persons  made gifts to each other of certain of their respective interests in the shares of ATI Common Stock which they had previously owned jointly. Effective with the reissuance of such shares in their individual names, the Reporting Persons revoked and terminated the Irrevocable Proxy and Voting Agreement of Joint Holders dated July 8, 1988, previously filed as an exhibit hereto, and executed and delivered an Irrevocable Proxy and Voting Agreement dated March 12, 1997, a copy of which is filed as Exhibit D hereto. No consideration was paid in connection with such transactions.



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

            (d)   See Item 6(1).

            (e)   See Item 3 and paragraph (c) of this Item 5.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

            (1) On October 5, 1994, the Reporting Persons made a pledge of 3,000,000 shares of ALC Common Stock to The Northern Trust Company as collateral security for one or more loans that may be made to the Reporting Persons. After the Combination, the ALC Common Stock pledged was replaced by 3,000,000 shares of ATI Common Stock. The loan documents provide among other things that the loans outstanding at any one time thereunder will not exceed $25,000,000 in total principal amount, will have a scheduled maturity date of August 30, 1997, with right of prepayment, and that the minimum account/asset value shall be no less than two times the amount outstanding under the line. The loan documents also provide that upon the occurrence and during the continuance of an Event of Default thereunder, The Northern Trust Company shall have the right to exercise any rights and remedies of a secured party under the Uniform Commercial Code and shall have the right to sell the pledged shares at any public or private sale.

            (2) Pursuant to the Combination Agreement, Mr. Simmons entered into an agreement with the Company dated August 15, 1996 (the "Affiliate Agreement"), in which he agreed, among other things, to comply with those restrictions on the transfer of the Shares that are applicable, under the Securities Act of 1933 and the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated thereunder, including Rule 145, to persons who were affiliates of ALC at the time the Combination Agreement was submitted to a vote of ALC's shareholders. The foregoing summary of certain provisions of the Affiliate Agreement is subject in its entirety to the full text thereof, which has been filed as Exhibit C hereto.

            (3) Pursuant to the Irrevocable Proxy and Voting Agreement dated March 12, 1997, referred to in Item 5(c) hereof, Mrs. Simmons irrevocably appointed Mr. Simmons as her proxy and attorney-in-fact to vote the 8,126,392 shares of ATI Common Stock owned by her (and any shares of capital stock that she may receive as a dividend or distribution, or into which said shares shall be subdivided, combined, reclassified, converted, or exchanged), but reserving the right to transfer and convey any or all of such shares from time to time, free and clear of such agreement. The foregoing summary of certain provisions of the Irrevocable Proxy and Voting Agreement is subject in its entirety to the full text thereof, which is filed as Exhibit D hereto.




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



Item 7.  Material to be Filed as Exhibits.

Exhibit           Description

D Irrevocable Proxy and Voting Agreement dated March 12, 1997, by and between Dorothy P. Simmons and Richard P. Simmons

E           Joint Filing Agreement and Power of Attorney dated
            March 12, 1997, by and between Dorothy P. Simmons and
            Richard P. Simmons






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



                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  March 12, 1997                     /s/Richard P.Simmons
                                          ------------------------------
                                          Richard P. Simmons


Date:  March 12, 1997                     /s/Dorothy P. Simmons
                                          ------------------------------
                                          Dorothy P. Simmons




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


                                  EXHIBIT INDEX
                                  -------------


Exhibit           Description

A    *      Agreement and Plan of Merger and Combination  dated as of April 1,
            1996,   as  amended   and   restated,   among   Allegheny   Teledyne
            Incorporated,  Allegheny Ludlum Corporation, ALS Merger Corporation,
            Teledyne, Inc., and TDY Merger, Inc.

B     *     Irrevocable Proxy and Voting Agreement of Joint Holders
            dated July 8, 1988, by and between Richard P. Simmons and
            Dorothy P. Simmons

C     *     Affiliate Agreement, dated August 15, 1996, between
            Richard P. Simmons and Allegheny Teledyne Incorporated

D Irrevocable Proxy and Voting Agreement dated March 12, 1997, by and between Richard P. Simmons and Dorothy P. Simmons

E           Joint Filing Agreement and Power of Attorney dated March
            12, 1997,   by and between Richard P. Simmons and Dorothy
            P. Simmons


-------------------
*     Previously filed.



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